United States securities and exchange commission logo





                           February 4, 2021

       Ahmed Hamdy
       Chief Executive Officer
       Vincerx Pharma, Inc.
       260 Sheridan Avenue, Suite 400
       Palo Alto, CA 94306

                                                        Re: Vincerx Pharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2021
                                                            File No. 333-252589

       Dear Dr. Hamdy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gabriella Lombardi,
Esq.